FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


BG GROUP PLC
2004 FOURTH QUARTER AND FULL YEAR RESULTS

HIGHLIGHTS
--------------------------------------------------------------------------------
    Fourth Quarter                                        Full Year
  2004         2003         Results excluding         2004         2003
  GBPm         GBPm         exceptional items(i)      GBPm         GBPm

 1,165          887   +31%  Turnover                 4,082        3,587    +14%

   451          327   +38%  Total operating          1,522        1,251    +22%
                            profit

   249          183   +36%  Earnings                   842          683    +23%

   7.0p         5.2p  +35%  Earnings per share        23.8p        19.4p   +23%

  2.08p        1.86p  +12%  Dividend per share        3.81p        3.46p   +10%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            Results including
                            exceptional items

   249          215   +16%  Earnings                   904          768    +18%

   7.0p         6.1p  +15%  Earnings per share        25.6p        21.8p   +17%
--------------------------------------------------------------------------------

   -Earnings(i) up by GBP66 million (36%) in the fourth quarter and by 23% for the full year.
   -At constant US$/UKGBP exchange rates and upstream prices(ii), operating profit increased by approximately 8% for the full year.
   -Full year dividend increased by 10% to 3.81 pence.
   -Simian Sienna fields and Egyptian LNG start up accelerated.
   -Comgas operating profit for the year up 38% in Sterling terms.
   -Three year average unit finding and development cost(iii) was $4.84/boe. -Unit operating cost for the year was $3.66/boe.
   -The three year average proved reserve replacement rate was 248%(iv). The one year proved reserve replacement rate was 126% at year end prices and 149% at constant prices.


BG Group's Chief Executive Frank Chapman said:

"2004 was another year of strong earnings progression, underpinned by continuing underlying growth. We have made excellent progress in accelerating some key projects, which will enhance our 2006 growth programme. We remain confident of the Group's outstanding long-term growth prospects."

(i) and (ii)   See Non-GAAP measures, page 10, for an explanation of results excluding exceptional items and results at constant US$/UKGBP exchange rates and upstream prices.
(iii) and (iv) See page 10, for an explanation of how these ratios are calculated


                               BUSINESS REVIEW

The results discussed in this Business Review (pages 2 to 9) relate to BG Group's performance excluding exceptional items. For the impact and a description of exceptional items, see the consolidated profit and loss accounts (pages 13 and 14) and note 2 of the accounts (page 19). Results at constant US$/ UKGBP exchange rates and upstream prices are also quoted. See Non-GAAP section (page 10) for an explanation of these measures.


                                 GROUP RESULTS

  Fourth Quarter       Results excluding exceptional       Full Year
                       items
 2004     2003                                           2004      2003
 GBPm     GBPm                                           GBPm      GBPm

1,165      887   +31%  Turnover                         4,082     3,587    +14%

                       Total operating profit
  364      251   +45%  Exploration and Production       1,204       959    +26%
   22       17   +29%  Liquefied Natural Gas               94        77    +22%
   41       34   +21%  Transmission and Distribution      134       116    +16%
   35       35     -   Power Generation                   121       129   -6%
  (11)     (10)  +10%  Other activities                   (31)      (30)    +3%
  451      327   +38%                                   1,522     1,251    +22%

  (20)     (13)  +54%  Net interest                       (70)      (78)  -10%
 (174)    (126)  +38%  Tax                               (582)     (470)   +24%
  249      183   +36%  Earnings                           842       683    +23%
  7.0p     5.2p  +35%  Earnings per share                23.8p     19.4p   +23%

  509      311   +64%  Capital investment               1,894     1,054    +80%
  389      311   +25%  Capital investment excluding     1,373     1,054    +30%
                       acquisitions

                                 Fourth quarter

The Group continued to deliver strong earnings growth (up 36% to GBP249 million), despite the effect of the weaker US Dollar.

Total operating profit increased by 38% to GBP451 million reflecting higher E&P volumes and prices together with a strong performance from the LNG and T&D segments. E&P volumes increased due to liquid exports from the Karachaganak field in Kazakhstan and increased gas production from the Rosetta and Scarab Saffron fields in Egypt and production from the acquired Canadian properties.

The net interest charge was GBP7 million higher. The effective tax rate was unchanged at 40%. Earnings per share increased by 1.8 pence (35%).

Capital investment in the quarter was GBP509 million, including GBP120 million for the purchase of an additional 40% stake in the Rosetta field.


                                   Full year

Earnings for the full year are up GBP159 million (23%). Earnings per share rose to 23.8 pence (23%).

Total operating profit increased by 22% to GBP1,522 million reflecting E&P volume growth, higher prices and a strong performance from the LNG and T&D segments, partially offset by the impact of the weaker US Dollar. At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by approximately 8%.

The net interest charge was down by GBP8 million primarily due to lower interest on US Dollar borrowings in joint ventures and associated companies. The effective tax rate was unchanged at 40%.

Cash inflow from operating activities increased by GBP138 million to GBP1,582 million for the year ended December 2004, principally due to the increase in operating profit, partially offset by an increase in working capital. As at 31 December 2004, net borrowings were GBP999 million, including GBP202 million non-recourse net borrowings attributable to MetroGAS and Gas Argentino. Gearing at 31 December 2004 was 17.9% (1 January 2004 15.5%).

Capital investment was GBP1,894 million which included acquisitions of GBP521 million and investment in the North Caspian Sea PSA of GBP150 million. The remaining GBP1,223 million arose primarily in the Mediterranean Basin and Africa (GBP385 million), North America and the Caribbean (GBP383 million), North West Europe (GBP247 million) and Asia and the Middle East (GBP152 million).

BG Group's post-tax ROACE for the year was 17.6% (2003 16.3%).

In considering the dividend level, the Board takes account of the outlook for earnings growth, cash flow generation and the Group's financial position. The aim is to provide sustainable, long-term growth in the dividend. The Directors recommend a final dividend of 2.08 pence per share bringing the full year dividend to 3.81 pence per share, an increase of 10% compared with last year.

                           EXPLORATION AND PRODUCTION

    Fourth Quarter                                                Full Year
    2004     2003                                             2004       2003
    GBPm     GBPm                                             GBPm       GBPm

    45.0     41.3     +9%  Production volumes (mmboe)        166.8      156.0     +7%

     651      475    +37%  Turnover                          2,153      1,794    +20%
     364      251    +45%  Total operating profit            1,204        959    +26%

GBP24.70 GBP17.22    +43%  Average realised oil price     GBP21.53   GBP17.89    +20%
                           per
 ($45.58) ($29.13)  +56%   barrel                          ($39.24)   ($29.18)   +34%

GBP16.95  GBP8.92    +90%  Average realised liquids price GBP14.21    GBP8.86    +60%
 ($31.28) ($15.09) +107%   per barrel                      ($25.90)   ($14.45)   +79%

  17.55p   15.30p   +15%  Average realised gas price per     16.18p     15.16p    +7%
                          produced therm

GBP0.99  GBP0.81    +22%  Lifting costs per boe            GBP1.03    GBP0.91    +13%
 ($1.83)  ($1.37)   +34%                                    ($1.88)    ($1.48)   +27%


GBP1.95  GBP1.75    +11%  Operating expenditure per        GBP2.01    GBP1.85     +9%
 ($3.60)  ($2.95)   +22%  boe                               ($3.66)    ($3.02)   +21%

    420      168   +150%  Capital investment                 1,380        654   +111%

Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.
Additional Operating and Financial Data is given on page 24.

                                 Fourth quarter

E&P operating profit increased by 45% to GBP364 million due to higher volumes and prices, partially offset by a higher exploration charge and the effect of the weaker US Dollar.

Production volumes increased by 9%, primarily driven by the export of liquids from the Karachaganak field in Kazakhstan and increased gas production from the Rosetta and Scarab Saffron fields in Egypt and production from the acquired Canadian properties. The average realised gas price per produced therm was up 15% due to higher UK and Canadian gas prices.

The exploration charge of GBP59 million is GBP32 million higher mainly due to a step increase in the Geological and Geophysical (G&G) programme. This includes G&G work on new exploration areas in the UKCS, Norway, Canada, Mauritania and Trinidad. Well write-offs rose by GBP8 million, including a GBP12 million charge for the write-off of the Panda discovery.

Unit operating expenditure was 20 pence per boe higher during the quarter, reflecting high lifting costs and royalties on the acquired Canadian properties and the impact of a planned shutdown at the Miskar field in Tunisia.

Capital investment of GBP420 million includes GBP120 million for the purchase of the additional stake in the Rosetta field together with continuing investment in Egypt (GBP76 million), Kazakhstan (GBP60 million) and North West Europe (GBP75 million).

                                   Full year

E&P operating profit increased by 26% to GBP1,204 million primarily due to production volume growth and higher upstream prices, partially offset by a higher exploration charge and the effect of the weaker US Dollar. At constant US$/UKGBP exchange rates and upstream prices underlying E&P operating profit increased by approximately 6%.

Production volumes increased by 7% to 166.8 mmboe mainly due to the new high value liquids exports from Karachaganak and the full year contribution from the Scarab Saffron fields.

The exploration charge increased by GBP44 million to GBP126 million, largely reflecting the step up in exploration activity across the Group. Well-write offs increased by GBP6 million to GBP52 million for the year.

Unit operating expenditure increased by 16 pence per boe due to the items referred to in the quarter above and the impact of the Karachaganak start-up and maintenance activities earlier in the year.

Total capital investment of GBP1,380 million includes GBP488 million for acquisitions completed during the year in Canada, Mauritania, Trinidad, Brazil and Egypt together with continuing investment in Egypt (GBP243 million), North West Europe (GBP215 million) and GBP150 million in the North Caspian Sea PSA, which is reimbursable upon the sale of BG Group's interest.

                       Fourth quarter business highlights

From 28 October, the Tapti field in India increased production from 180 mmscfd to 250 mmscfd with the installation of new compression. In November, BG India won the Energy Institute award for upstream safety. In the nearly 3 million hours worked since 2002, the business has not lost any time through injury.

On 24 November, BG Group completed its purchase of a further 40% stake in the Rosetta field offshore Egypt, taking its stake to 80%.

On 22 December first production from the Margarita Early Production Facilities commenced and has started to deliver gas to the Brazilian market.

In early December, the North West Seymour well on the BG Group-operated Seymour field (BG Group 57%) made an oil discovery. The well tested at c 5,000 bopd and development options are currently being evaluated. It is envisaged that the well will be tied back to the Armada platform.

On 15 November, BG Group announced its agreement to acquire stakes in three licences in the Norwegian North Sea. The blocks lie adjacent to the UK-Norwegian median line immediately north of three BG Group 100% owned and operated blocks. On 6 December, BG Group was offered operatorship in one block and a participating interest in another block under the 2004 Norwegian Pre-defined Areas Licensing Round.

In the fourth quarter 2004, BG Group had exploration successes in Trinidad, UK and Canada. Five appraisal wells in Mauritania, Kazakhstan and the UK were also successful. Overall 18 out of 28 exploration and appraisal wells were completed successfully during the year (64%).


                             LIQUEFIED NATURAL GAS

Fourth Quarter                                              Full Year
 2004    2003                                              2004   2003
 GBPm    GBPm                                              GBPm   GBPm

  296     186      +59%  Turnover                         1,098    945     +16%

                         Total operating profit
   16       4     +300%  Shipping and marketing              51     44     +16%
   16      21      -24%  Atlantic LNG                        65     56     +16%
                         Other including
  (10)     (8)     +25%  business development               (22)   (23)     -4%
   22      17      +29%                                      94     77     +22%

   56     108      -48%  Capital investment                 417    301     +39%

                                 Fourth quarter

Turnover was up 59% to GBP296 million reflecting increased activity and higher prices in the LNG shipping and marketing business, partially offset by the impact of the weaker US Dollar.

In shipping and marketing total volumes rose by 21% reflecting the delivery of 19 cargoes to the USA (2003 21 cargoes) and a further 7 cargoes directed to other markets to take advantage of higher prices (2003 2 cargoes). Operating profit was up GBP12 million to GBP16 million.

Atlantic LNG (ALNG) reported an operating profit of GBP16 million (2003 GBP21 million). The results reflect the impact of the weaker US Dollar, and a payment to upstream suppliers (including BG Group) arising out of the first annual tariff reconciliation at Trains 2 and 3.

                                   Full year

The GBP153 million increase in turnover reflects higher volumes in the LNG shipping and marketing business (up 11%) including 18 cargoes (2003 9 cargoes) directed to markets outside of the US.

Total operating profit was up 22% to GBP94 million reflecting the increased activity in the LNG shipping and marketing business and a full year contribution from ALNG Trains 2 and 3, partially offset by the weaker US Dollar.

Capital investment includes GBP183 million reflecting the delivery of two LNG vessels in the year, GBP25 million relating to three additional LNG vessels in construction due for delivery in 2006 and continuing investment on Egyptian LNG Train 2 and ALNG Train 4.

                       Fourth quarter business highlights

In Egypt, construction of the upstream and liquefaction facilities for Egyptian LNG Trains 1 and 2 are expected to be completed ahead of schedule. As a result, the production start for both trains has been accelerated. Train 1 will start in the second quarter of 2005 rather than the third quarter of 2005 and Train 2 in the fourth quarter of 2005 rather than mid-2006.

On 1 December, BG Group and partners announced the signing of shareholders and other agreements confirming their commitment to develop the GBP250 million Dragon LNG import terminal at Milford Haven in Wales, which is scheduled to be operational in the fourth quarter of 2007. The agreements also triggered the award of the EPC contract.

On 20 December, Brindisi LNG (BG Group 50%) awarded the EPC contract for the LNG terminal in the port of Brindisi, Italy. On 24 January 2005, BG Group announced the signing of an SPA for 2.4 mtpa of LNG to Enel, beginning in 2008 when the Brindisi LNG terminal is expected to become operational. The supply will be sourced from Egyptian LNG Train 2, the output of which was sold in its entirety to a BG Group subsidiary.



                         TRANSMISSION AND DISTRIBUTION

-----------------------------------------------------------------------------
Fourth Quarter                                        Full Year
 2004        2003                                  2004        2003
 GBPm        GBPm                                  GBPm        GBPm

                             Turnover
-------    -------                                -------    -------
  107         104       +3%  Comgas                  397        390       +2%
   34          29       +17% MetroGAS                150        135      +11%
   24          39       -38% Other                    97        153      -37%
-------    -------                                -------    -------
  165         172       -4%                          644        678       -5%
                             Total operating
-------    -------           profit               -------    -------
   35          20      +75%  Comgas                   80         58      +38%
    -           1     -100%  MetroGAS                 20         18      +11%
    6          13      -54%  Other                    34         40      -15%
-------     -------                               -------    -------
   41          34      +21%                          134        116      +16%

   23          23        -   Capital                  66         76      -13%
                             investment
-----------------------------------------------------------------------------

                                 Fourth quarter

Turnover was broadly in line with 2003 after adjusting for the disposal of Phoenix Natural Gas in Northern Ireland.

At Comgas in Brazil the business posted an operating profit of GBP35 million including credits relating to regulatory cost approvals which largely arose in previous quarters offset by the impact of the weaker Brazilian Real. Volume growth in the quarter was 12%.

Capital investment mainly represents the further development of the Comgas pipeline network.

                                   Full year

Total operating profit increased by 16% to GBP134 million. This reflected a profit of GBP80 million at Comgas driven by 11% volume growth and improved margins partially offset by the weaker Brazilian Real.

MetroGAS in Argentina continues to operate in a difficult environment and reported full year operating profit of GBP20 million. BG Group expects that MetroGAS will complete a capital restructuring in due course. This may lead to the deconsolidation of this subsidiary which would reduce the contribution it makes to Group operating profit.

                       Fourth quarter business highlights

On 3 December, Gujarat Gas (BG Group 65.12%) in India announced it had a "Right of Use" agreement with Gujarat Development Corporation to set up a gas distribution network in areas of the city of Vapi, in Gujarat state. This is a new city of operation for Gujarat Gas.

In the quarter, 14 new compressed natural gas stations (CNG) were opened, bringing the total stations in Brazil and India operated by BG Group subsidiaries to 138.

                                POWER GENERATION

Fourth Quarter                                             Full Year
 2004    2003                                             2004   2003
 GBPm    GBPm                                             GBPm   GBPm

   58      58        -   Turnover                          201    184      +9%

   35      35        -   Total operating profit            121    129      -6%

    2       1     +100%  Capital investment                  3      3       -


                                 Fourth quarter

Turnover and total operating profit were in line with last year.

                                   Full year

Turnover primarily reflects pass through of gas costs. Total operating profit was adversely affected by the impact of the weaker US Dollar on the Philippines power businesses.





                    PRESENTATION OF NON-GAAP MEASURES AND DEFINITIONS


                           Presentation of Non-GAAP measures

(i) Results excluding exceptional items (Business Performance) are presented as management believes that exclusion of these items facilitates understanding of the underlying performance and aids comparability of results for the periods concerned. The items excluded from Business Performance are exceptional items as defined by Financial Reporting Standard 3 - i.e. items which derive from events or transactions that fall within the ordinary activities of BG Group but which require separate disclosure in order to present a true and fair view of the performance during a period. For a reconciliation between results including and excluding exceptional items and for further details of exceptional items, see the consolidated profit and loss accounts, pages 13 and 14 and note 2 to the accounts, page 19.

(ii) BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.


                            Finding and Development Cost &
                           Proved Reserve Replacement Rate

(iii)Finding & Development Cost (F&D): The three year average unit finding & development cost is calculated by dividing the total exploration, development and unproved acquisition costs incurred over the period by the total changes in net proved reserves (excluding purchases, sales and production) for that period.

(iv) Proved Reserve Replacement Rate (RRR): The three year average proved reserve replacement rate is the total net proved reserves changes over the three year period including purchases and sales (excluding production) divided by the total net production for that period.



Definitions

In these results:

bcf           billion cubic feet
bcfd          billion cubic feet per day
bcmpa         billion cubic metres per annum
boe           barrels of oil equivalent
boepd         barrels of oil equivalent per day
bopd          barrels of oil per day
CCGT          combined cycle gas turbine
CNG           Compressed Natural Gas
DCQ           daily contracted quantity
DTI           Department of Trade and Industry
E&P           Exploration and Production
FEED          front end engineering design
GW            gigawatt
LNG           Liquefied Natural Gas
m             million
mmboe         million barrels of oil equivalent
mmcfd         million cubic feet per day
mmcmd         million cubic metres per day
mmscfd        million standard cubic feet per day
mmscm         million standard cubic metres
mmscmd        million standard cubic metres per day
mtpa          million tonnes per annum
MW            megawatt
NGV           Natural Gas Vehicles
ROACE         return on average capital employed
T&D           Transmission and Distribution
tcf           trillion cubic feet
PSA           production sharing agreement
PSC           production sharing contract
SPA           sale and purchase agreement
UKCS          United Kingdom Continental Shelf

                              LEGAL NOTICE

These results include "forward-looking information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2003. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive information tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release in relation to our oil and gas reserves, such as "probable reserves", "unbooked resources", "risked exploration" and "total reserve/resource base", that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by the SEC at http://www.sec.gov.






                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                 FOURTH QUARTER

                      -----------------------------       ----------------------------------
                                  2004                                     2003
                       Total    Excep-       Busi-          Total   Excep-            Busi-
                                tional        ness                  tional             ness
                                 items     perfor-                   items          perfor-
                                             mance                                    mance
               Notes    GBPm      GBPm        GBPm           GBPm     GBPm             GBPm

Turnover           3   1,165         -       1,165            887        -              887
Operating
costs                   (761)        -        (761)          (616)       -             (616)
                      -----------------------------       ----------------------------------
Group
operating
profit             3     404         -         404            271        -              271
Share of
operating
profits less
losses in joint
ventures and
associated
undertakings              47         -          47             56        -               56
                      -----------------------------       ----------------------------------

Total
operating
profit             3     451         -         451            327        -              327
Profit on
disposal of
fixed assets               -         -           -             32       32                -
                      -----------------------------       ----------------------------------

Profit on
ordinary
activities               451         -         451            359       32              327
Net interest       4     (20)        -         (20)           (13)       -              (13)
                      -----------------------------       ----------------------------------
Profit on
ordinary
activities
before
taxation                 431         -         431            346       32              314
Tax on profit
on ordinary
activities              (174)        -        (174)          (126)       -             (126)
                      -----------------------------       ----------------------------------

Profit on
ordinary
activities
after taxation           257         -         257            220       32              188
Minority
shareholders'
interest                  (8)        -          (8)            (5)       -               (5)
                      -----------------------------       ----------------------------------
Earnings                 249         -         249            215       32              183
                                   ----------------                   ----------------------
Dividends                (74)                                 (66)
                      -------                             --------

Transfer to
reserves                 175                                  149
                      -------                             --------

Earnings per
ordinary
share(i)           6     7.0p        -         7.0p           6.1p     0.9p             5.2p
Dividend per
ordinary share          2.08p                                1.86p
                      -----------------------------       ----------------------------------


(i) There is no difference between basic and diluted earnings per ordinary share.



                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                   FULL YEAR

                      -----------------------------       ----------------------------------
                                  2004                                     2003
                       Total    Excep-       Busi-          Total   Excep-            Busi-
                                tional        ness                  tional             ness
                                 items     perfor-                   items          perfor-
                                             mance                                    mance
               Notes    GBPm      GBPm        GBPm           GBPm     GBPm             GBPm

Turnover           3   4,082         -       4,082          3,587        -            3,587
Operating
costs                 (2,753)        -      (2,753)        (2,530)       -           (2,530)
                      -----------------------------       ----------------------------------
Group
operating
profit             3   1,329         -       1,329          1,057        -            1,057
Share of
operating
profits less
losses in joint
ventures and
associated
undertakings             193         -         193            194        -              194
                      -----------------------------       ----------------------------------
Total
operating
profit             3   1,522         -       1,522          1,251        -            1,251
Profit on
disposal of
fixed
assets                    92        92           -            117      117                -
                      -----------------------------       ----------------------------------

Profit on
ordinary
activities             1,614        92       1,522          1,368      117            1,251
Net interest       4     (70)        -         (70)           (78)       -              (78)
                      -----------------------------       ----------------------------------
Profit on
ordinary
activities
before
taxation               1,544        92       1,452          1,290      117            1,173
Tax on profit
on ordinary
activities         5     (612)      (30)       (582)         (502)     (32)            (470)
                      -----------------------------       ----------------------------------
Profit on
ordinary
activities
after taxation            932        62         870           788       85              703
Minority
shareholders'
interest                  (28)        -         (28)          (20)       -              (20)
                      -----------------------------       ----------------------------------
Earnings                  904        62         842           768       85              683
                                   ----------------                   ----------------------
Dividends                (135)                               (122)
                      -------                             --------
Transfer to
reserves                  769                                 646
                      -------                             --------

Earnings per
ordinary
share(i)           6     25.6p      1.8p       23.8p         21.8p     2.4p            19.4p
Dividend per
ordinary share           3.81p                               3.46p
                      -----------------------------       ----------------------------------

(i) There is no difference between basic and diluted earnings per ordinary share.



                   CONSOLIDATED STATEMENT OF TOTAL RECOGNISED
                          GAINS AND LOSSES - FULL YEAR

                                                            2004          2003
                                                            GBPm          GBPm

Earnings                                                     904           768

Currency translation adjustments                            (146)          (37)
--------------------------------------------------------------------------------
Total recognised gains and losses                            758           731
--------------------------------------------------------------------------------


                           CONSOLIDATED BALANCE SHEET

                                                                As at
                                                         31 Dec       31 Dec
                                                           2004         2003
                                                           GBPm         GBPm
Fixed assets:
                                                         -------      -------
Intangible assets                                         1,215          840
Tangible assets                                           4,567        4,020
Investments                                               1,063        1,038
                                                         -------      -------
                                                          6,845        5,898

Current assets:
                                                         -------      -------
Stocks                                                       99          119
Debtors: amounts falling due within one year              1,212          749
Debtors: amounts falling due after one year                  96           88
Investments                                                 208          201
Cash at bank and in hand                                    132          112
                                                         -------      -------
                                                          1,747        1,269
Creditors: amounts falling due within one year:
                                                         -------      -------
Borrowings                                                 (577)        (495)
Other creditors                                          (1,394)        (988)
                                                         -------      -------
                                                         (1,971)      (1,483)
-----------------------------------------------------------------------------
Net current liabilities                                    (224)        (214)
-----------------------------------------------------------------------------
Total assets less current liabilities                     6,621        5,684

Creditors: amounts falling due after more than one year:
                                                         -------      -------
Borrowings                                                 (762)        (539)
Other creditors                                            (156)        (154)
                                                         -------      -------
                                                           (918)        (693)

Provisions for liabilities and charges                   (1,113)      (1,075)
-----------------------------------------------------------------------------
                                                          4,590        3,916
-----------------------------------------------------------------------------

CAPITAL AND RESERVES
BG Group shareholders' funds                              4,570        3,925
Minority shareholders' interest                              20           (9)
-----------------------------------------------------------------------------
                                                          4,590        3,916
-----------------------------------------------------------------------------


                      MOVEMENT IN BG GROUP SHAREHOLDERS' FUNDS

  Fourth Quarter                                                  Full Year
 2004        2003                                             2004        2003
 GBPm        GBPm                                             GBPm        GBPm
  249         215   Profit for the financial period            904         768
    5           -   Issue of shares                             13           2
                    Adjustment in respect of employee share
    2           -   schemes                                     10           -
   (1)        (10)  Own shares(i)                               (1)        (10)
  (74)        (66)  Dividend                                  (135)       (122)
 (116)        (94)  Currency translation adjustments          (146)        (37)
--------------------------------------------------------------------------------
                    Net movement in BG Group shareholders'
   65          45   funds for the financial period             645         601
                    BG Group shareholders' funds at the
4,505       3,880   beginning of the period                  3,925       3,324
--------------------------------------------------------------------------------
                    BG Group shareholders' funds as at 31
4,570       3,925   December                                 4,570       3,925
--------------------------------------------------------------------------------


(i) 2004 comprises own shares purchased and 2003 comprises GBP10 million reclassified from debtors falling due within one year.


                        CONSOLIDATED CASH FLOW STATEMENT

Fourth Quarter                                                      Full Year
 2004        2003                                                  2004         2003
 GBPm        GBPm                                                  GBPm         GBPm

  451         327       Total operating profit                    1,522        1,251
                        Less: share of operating profit in
                        joint ventures and associated
  (47)        (56)      undertakings                               (193)        (194)
--------------------------------------------------------------------------------------
  404         271       Group operating profit                    1,329        1,057
  123         125       Depreciation and amortisation               468          444
                        Unsuccessful exploration expenditure
   29          21       written off                                  52           46
   22          (6)      Provisions                                   14           (8)
 (143)         (2)      Working capital                            (281)         (95)
--------------------------------------------------------------------------------------
                        Net cash flow from operating
  435         409       activities                                1,582        1,444
                        Dividends from joint ventures and
   43          47       associated undertakings                      81           88
                        Returns on investments and servicing of
    9          (5)      finance(i)                                  (15)         (30)
 (124)        (51)      Tax paid                                   (387)        (332)
                        Capital expenditure and investment
 (432)       (335)      (ii)                                     (1,531)      (1,101)
    1         121       Proceeds from sales of assets(iii)          315          202
   (1)         (2)      Equity dividends paid                      (124)        (112)
    7        (111)      Management of liquid resources              (15)         (76)
--------------------------------------------------------------------------------------
  (62)         73       Net cash flow before financing              (94)          83
-------     -------                                               -------      -------
    5           -       Changes in share capital                     13            2
                        Shares issued to minority
    -           2       interests                                     -            5
   50        (171)      Net movement in gross borrowings             99         (120)
-------     -------                                               -------      -------
                        Net cash flow from financing
   55        (169)      activities                                  112         (113)
--------------------------------------------------------------------------------------
   (7)        (96)      NET MOVEMENT IN CASH                         18          (30)
  129         205       Opening cash                                112          141
   10           3       Changing values of currency                   2            1
--------------------------------------------------------------------------------------
  132         112       CLOSING CASH                                132          112
--------------------------------------------------------------------------------------

(i) Includes capitalised interest for the fourth quarter of GBP5 million (2003 GBP5 million) and for the year of GBP13 million(2003 GBP22 million).
(ii) Includes loans to joint ventures and associated undertakings and cash acquired of GBP12 million on the purchase of subsidiary undertakings in 2004.
(iii)Includes repayment of loans by joint ventures and associated undertakings of GBP2 million (2003 GBP2 million) for the fourth quarter and GBP141 million (2003 GBP11 million) for the full year.



                     RECONCILIATION OF NET BORROWINGS - FULL YEAR

                                                                          GBPm
Net borrowings as at 1 January 2004                                       (721)
Net increase in cash in the period                                          18
Cash outflow from the management of liquid resources                        15
Cash inflow from change in gross borrowings                                (99)
Inception of finance leases                                               (283)
Foreign exchange                                                            71
-------------------------------------------------------------------------------
Net borrowings as at 31 December 2004                                     (999)
-------------------------------------------------------------------------------

Net borrowings (non-recourse) attributable to MetroGAS (including Gas Argentino) and Comgas were GBP300 million (1 January 2004 GBP345 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 17.9% (1 January 2004 15.5%).

As at 31 December 2004, BG Group's share of the net borrowings in joint ventures and associated undertakings amounted to approximately GBP1.1 billion, including BG Group shareholder loans of GBP605 million. These net borrowings which form part of BG Group's share of the net assets in joint ventures and associated undertakings are included in BG Group's accounts.

LIQUIDITY AND CAPITAL RESOURCES

All the information below is as at 31 December 2004, unless otherwise stated.

The Group's principal borrowing entities are BG Energy Holdings Limited, including wholly-owned subsidiary undertakings whose borrowings are guaranteed by BG Energy Holdings Limited (collectively BGEH), and MetroGAS, Gas Argentino, Comgas and Gujarat Gas, which conduct their borrowing activities on a stand-alone basis.

BGEH had a $1.0 billion US Commercial Paper Programme, which was unutilised, and a $1.0 billion Eurocommercial Paper Programme, of which $519 million was unutilised. BGEH also had a $2.0 billion Euro Medium Term Note Programme, of which $1.365 billion was unutilised.

BGEH had aggregate committed multicurrency revolving borrowing facilities of $1.105 billion, of which $552.5 million matures in 2005 and $552.5 million matures in 2007. These facilities were undrawn.

In addition, BGEH had uncommitted multicurrency borrowing facilities of GBP633 million all of which was unutilised.

MetroGAS announced in 2002 that it had suspended payments of principal and interest on its financial indebtedness of approximately $450 million. Gas Argentino also suspended debt service on borrowings of $70 million. All the borrowings of MetroGAS and Gas Argentino are non-recourse to other members of the Group. On 7 November, 2003 MetroGAS announced an offer to restructure its financial obligations pursuant to an out-of-court agreement. As of January 5, 2005 MetroGAS obtained the support of creditors representing $85 million.

Comgas had committed borrowing facilities of Brazilian Reais (BRL) 735 million, of which BRL 223 million was unutilised, and uncommitted borrowing facilities of BRL 669 million, of which BRL 485 million was unutilised.

The principal source of liquidity at Gujurat Gas, which had no borrowings, was cash and current asset investments of Indian Rupees (INR) 1.81 billion.

Notes


1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG Group's statutory accounts for the year ended 31 December 2003, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.

2. Exceptional items

     Fourth Quarter                                               Full Year
    2004        2003                                            2004      2003
    GBPm        GBPm                                            GBPm      GBPm

       -          32   Profit on disposal of fixed assets         92       117
  -----------------------------------------------------------------------------

       -           -   Tax impact                                (30)      (32)
  -----------------------------------------------------------------------------
       -          32   Impact on earnings                         62        85
  -----------------------------------------------------------------------------

2004 second quarter: Disposal of investment

Profits on disposal of fixed assets during the second quarter of 2004 included the disposal of BG Group's interest in the Muturi Production Sharing Contract in Indonesia for GBP142 million realising a GBP71 million pre-tax and GBP43 million post-tax profit on the sale.

2004 first quarter: Disposal of investment

BG Group disposed of its 1.21% holding of shares in a listed company, Gas Authority of India Limited, for GBP32 million. Tax of GBP2 million arose on the profit on disposal, based on the effective rate of capital gains tax applicable in India for long-term investments.

2003 fourth quarter: Disposal of investment

BG Group disposed of its remaining 51% investment in Phoenix Natural Gas Limited, realising a GBP32 million profit. Proceeds of GBP120 million arose on the sale.

2003 third quarter: Disposal of investment

BG Group disposed of a number of North Sea gas production assets for a profit of GBP79 million. The resulting tax impact was a GBP32 million charge, leading to a net GBP47 million increase in earnings. Proceeds of GBP72 million arose on the sale.

2003 second quarter: Disposal of investment

BG Group disposed of 50% of its 100% investment in BG Brindisi LNG S.p.A, realising a GBP6 million pre- and post-tax profit.

3. Segmental analysis


  Fourth Quarter   Turnover excluding share of joint ventures      Full Year
   2004     2003                                                  2004    2003
   GBPm     GBPm                                                  GBPm    GBPm

    651      475   Exploration and Production                    2,153   1,794
    296      186   Liquefied Natural Gas                         1,098     945
    165      172   Transmission and Distribution                   644     678
     58       58   Power Generation                                201     184
      2        1   Other activities                                  8       3
     (7)      (5)  Less: intra-group sales                         (22)    (17)
 ------------------------------------------------------------------------------
  1,165      887                                                 4,082   3,587
 ------------------------------------------------------------------------------


                    Group               Share of operating profit   Total
                    operating profit/   in joint ventures and       operating
                    (loss)              associated undertakings     profit/(loss)

Fourth Quarter       2004        2003       2004       2003        2004        2003
                     GBPm        GBPm       GBPm       GBPm        GBPm        GBPm

Exploration
and Production        364         251          -          -         364         251
Liquefied
Natural Gas             6          (4)        16         21          22          17
Transmission
and
Distribution           32          22          9         12          41          34
Power
Generation             13          12         22         23          35          35
Other
activities            (11)        (10)         -          -         (11)        (10)
-------------------------------------------------------------------------------------
                      404         271         47         56         451         327
-------------------------------------------------------------------------------------

Full Year

Exploration
and Production      1,204         959          -          -       1,204         959
Liquefied
Natural Gas            29          21         65         56          94          77
Transmission
and
Distribution           94          74         40         42         134         116
Power
Generation             33          33         88         96         121         129
Other
activities            (31)        (30)         -          -         (31)        (30)
-------------------------------------------------------------------------------------
                    1,329       1,057        193        194       1,522       1,251
-------------------------------------------------------------------------------------

BG Group's share of turnover and operating profit in joint ventures for the fourth quarter was GBP57 million (2003 GBP66 million) and GBP21 million (2003 GBP22 million) respectively; and for the full year was GBP238 million (2003 GBP247 million) and GBP82 million (2003 GBP91 million) respectively.

4. Net interest

  Fourth Quarter                                                  Full Year
  2004     2003                                                 2004     2003
  GBPm     GBPm                                                 GBPm     GBPm

   (19)     (20)  Net interest payable                           (57)     (77)
    (2)       -   Finance lease interest                         (10)       -
     5        5   Interest capitalised                            13       22
------------------------------------------------------------------------------
   (16)     (15)                                                 (54)     (55)

    (2)      (3)  Unwinding of discount on provisions(i)         (10)     (12)
    (1)      (1)  Unwinding of discount on deferred income        (5)      (7)
     7       18   Other net interest(ii)                          33       37
------------------------------------------------------------------------------
   (12)      (1)  Net interest: Group                            (36)     (37)
    (6)      (8)                Joint ventures                   (23)     (28)
    (2)      (4)                Associated undertakings          (11)     (13)
------------------------------------------------------------------------------
   (20)     (13)  Total net interest                             (70)     (78)
------------------------------------------------------------------------------

(i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.
(ii) Includes GBP4 million (2003 GBP4 million) receivable from joint ventures and associated undertakings in the quarter, and GBP16 million (2003 GBP17 million) for the full year.

5. Taxation - full year

The taxation charge for the period before exceptional items was GBP582 million (2003 GBP470 million), representing an effective tax rate of 40% and the taxation charge including exceptional items was GBP612 million (2003 GBP502 million), representing an effective tax rate of 40%.

6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items


           Fourth Quarter                                          Full Year
        2004           2003                                   2004            2003
------------------------------------------------------------------------------------
GBPm   Pence  GBPm   Pence                           GBPm   Pence     GBPm   Pence
         per           per                                    per               per
       share         share                                  share             share


 249     7.0   215     6.1    Earnings                904    25.6      768     21.8
   -       -   (32)   (0.9)   Profit on disposals     (62)   (1.8)     (85)    (2.4)
------------------------------------------------------------------------------------
                              Earnings -
                              excluding
 249     7.0   183     5.2    exceptional items       842    23.8      683     19.4
------------------------------------------------------------------------------------

Earnings and earnings per share before interest, tax, depreciation and amortisation - including and excluding exceptional items


          Fourth Quarter                                            Full Year
        2004           2003                                   2004            2003
------------------------------------------------------------------------------------
GBPm   Pence  GBPm    Pence                          GBPm    Pence    GBPm   Pence
         per            per                                    per             per
       share          share                                  share           share

 249     7.0   215      6.1   Earnings                904     25.6     768    21.8
   8     0.2     5      0.2   Minority interest        28      0.8      20     0.6
 174     4.9   126      3.5   Tax                     612     17.3     502    14.2
  20     0.6    13      0.3   Interest                 70      2.0      78     2.2
                              Depreciation and
 123     3.5   125      3.6   amortisation            468     13.3     444    12.6
------------------------------------------------------------------------------------
                              EBITDA - including
 574    16.2   484     13.7   exceptional items     2,082     59.0   1,812    51.4

   -       -   (32)    (0.9)  Profit on disposals     (92)    (2.6)   (117)   (3.3)
------------------------------------------------------------------------------------
                              EBITDA - excluding
 574    16.2   452     12.8   exceptional items     1,990     56.4   1,695    48.1
------------------------------------------------------------------------------------

Earnings per share calculations in 2004 are based on shares in issue of 3,533 million for the quarter and 3,531 million for the full year.

There is no difference between the figures presented above and diluted earnings per share.


7. Capital investment by region


      Fourth Quarter                                               Full Year
    2004           2003                                          2004     2003
    GBPm           GBPm                                          GBPm     GBPm

     104             36   North West Europe                       247      150
      30             28   South America                           102       76
      77             71   Asia and Middle East                    302      313
      58             76   North America and the Caribbean         664      174
     240            100   Mediterranean Basin and Africa          579      341
-------------------------------------------------------------------------------
     509            311                                         1,894    1,054
-------------------------------------------------------------------------------

8. Quarterly information: earnings and earnings per share


                                 2004       2003              2004       2003
                                 GBPm       GBPm             pence      pence

First quarter
- including exceptional items     206        179               5.8        5.1
- excluding exceptional items     186        179               5.3        5.1
Second quarter
- including exceptional items     234        166               6.6        4.7
- excluding exceptional items     192        160               5.4        4.5
Third quarter
- including exceptional items     215        208               6.1        5.9
- excluding exceptional items     215        161               6.1        4.6
Fourth quarter
- including exceptional items     249        215               7.0        6.1
- excluding exceptional items     249        183               7.0        5.2
------------------------------------------------------------------------------
Full year
- including exceptional items     904        768              25.6       21.8
- excluding exceptional items     842        683              23.8       19.4
------------------------------------------------------------------------------

Supplementary information: Exploration and Production - operating and financial data


    Fourth Quarter         Exploration and Production           Full Year
    2004     2003                                             2004     2003

                           Production volumes (mmboe)
     5.8      6.0     -3%  - oil                              21.4     23.7    -10%
     7.8      5.5    +42%  - liquids                          25.6     19.2    +33%
    31.4     29.8     +5%  - gas                             119.8    113.1     +6%
   ---------------                                          ----------------
    45.0     41.3     +9%  - total                           166.8    156.0     +7%
   ---------------                                          ----------------

GBP24.70 GBP17.22    +43%  Average realised oil price per GBP21.53 GBP17.89    +20%
 ($45.58) ($29.13)   +56%  barrel                          ($39.24) ($29.18)   +34%

GBP16.95  GBP8.92    +90%  Average realised liquids price GBP14.21  GBP8.86    +60%
 ($31.28) ($15.09)  +107%  per barrel                      ($25.90) ($14.45)   +79%

   22.59p   18.57p   +22%  Average realised UK gas price     19.64p   16.92p   +16%
                           per produced therm

   14.66p   12.95p   +13%  Average realised International    13.95p   13.67p    +2%
                           gas price per produced therm

   17.55p   15.30p   +15%  Average realised gas price per    16.18p   15.16p    +7%
                           produced therm

 GBP0.99  GBP0.81    +22%  Lifting costs per boe           GBP1.03  GBP0.91    +13%
  ($1.83)  ($1.37)   +34%                                   ($1.88)  ($1.48)   +27%

 GBP1.95  GBP1.75    +11%  Operating expenditure per       GBP2.01  GBP1.85     +9%
  ($3.60)  ($2.95)   +22%  boe                              ($3.66)  ($3.02)   +21%

     195      134    +46%  Development expenditure (GBPm)      610      486    +26%

                           Gross exploration expenditure
                           (GBPm)
      92       30   +207%  - capitalised expenditure           262      156    +68%
      30        6   +400%  - other expenditure                  74       36   +106%
   ---------------                                          ----------------
     122       36   +239%  - gross expenditure                 336      192    +75%
   ---------------                                          ----------------

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2005 by approximately GBP30 million to GBP40 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2005, other factors being constant, a 10 cent strengthening (or weakening) of the US Dollar would increase (or decrease) operating profit by approximately GBP70 million.

Additional information: Exploration and Production - reserves/resource data


                                                     As at
                                           31 Dec(i)         31 Dec(ii)
                                                2004               2003
                                               mmboe              mmboe

Proved                                         2,147              2,104
Probable                                       1,470              1,464
Unbooked resources                               869                852
Risked exploration                             2,109              2,338
                                              --------------------------
Total reserve/resource base                    6,596              6,758
                                              --------------------------

(i) Excludes North Caspian assets
(ii) Excludes North Caspian and Muturi assets.


Enquiries

Enquiries relating to BG's                   General enquiries about shareholder
results, business and financial position     matters should be made to:
should be made to:

Investor Relations Department                Lloyds TSB Registrars
BG Group plc                                 The Causeway
100 Thames Valley Park Drive                 Worthing
Reading                                      West Sussex
RG6 1PT                                      BN99 6DA

Tel: 0118 929 3025                           Tel: 0870 600 3951
e-mail: invrel@bg-group.com



Financial Calendar

Ex-dividend date for 2004 final dividend     30 March 2005

Record date for 2004 final dividend          1 April 2005

Announcement of 2005 first quarter results   10 May 2005


Payment of 2004 final dividend:

Shareholders                                 13 May 2005

American depositary receipt holders          20 May 2005



                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 15 February 2005                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary